

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 24, 2008

Via U.S. Mail and Facsimile to (510) 864-8802

Ms. Susan Marsch
General Counsel, Secretary, and Chief Ethics Officer
UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, CA 94502

> **Re:** **UTStarcom, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-29661**
> **Filed on March 3, 2008**

Dear Ms. Marsch:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The page references in Comments 1 through 7 are to your Form 10-K.

Item 1. Business

1.   You list the following six reporting segments on page 7: Broadband
        Infrastructure, Multimedia Communications, Personal Communications Division,
        Handsets, Services, and Other. Between pages 7 and 14, you discuss all your
        reporting segments except the Services segment.

        In future filings, please disclose the information required by Item 1 of Form 10-K
        with regard to your Services segment.

Item 10. Directors, Executive Officers, and Corporate Governance

2.   We note that the internet address to your Code of Ethics is incorrect. On page
        165, you have written "investorrelations.utstar.com/governance".

        In future filings, please provide the correct internet address of your Code of
        Ethics.

Financial Statements

3.   It is unclear why you do not report the cash held by your subsidiaries in China as
        restricted cash on the face of your balance sheet. We refer you to 5-02.1 of
        Regulation S-X. Please revise, if necessary, and advise us.

4.   We understand that there are restrictions on the amount of cash available for
        transfer from your China subsidiaries. It appears it may be necessary for you to
        provide condensed financial information of the registrant, prepared in accordance
        with 12-04 of Regulation S-X. Refer to SAB Topic 6:K for additional guidance.
        Please revise accordingly or advise us.

Management's Discussion and Analysis

5.   In your next filing, please provide a comprehensive discussion of your 2008
        fourth quarter results of operations so that it is transparent to readers how the
        economic downturn is impacting your operations and liquidity. When preparing
        your disclosure, please consider the following items:

        •   If you have experienced an unusually poor fourth quarter, this fact and its
            ramifications should be made clear to investors.
        •   Discuss any known trends or events likely to impact your results of
            operations or liquidity in the upcoming year, including potential
            reductions in revenues from any of your significant customers, products or
            technologies. Clearly disclose the extent to which your revenues are

> concentrated in certain industries or geographic areas and the impact that this concentration may have on your results of operations and liquidity, as discussed in SOP 94-6.
> - Your discussion should address the operations of your segments and/or within geographic regions to the extent necessary for a clear understanding of your circumstances.
> - You should explain the impact of tightening credit markets and stock market turmoil has had and is likely to continue to have on the company.

6.   In light of the recent economic turmoil and the significant decrease in the price of your common shares, explain to us the consideration that you have given to a possible impairment of your long-lived assets. In your next filing, include clear and robust disclosure regarding the facts and circumstances leading to any recognized impairment. If no impairment is required to be recognized despite the presence of impairment indicators, discuss the possibility of a future impairment and the sensitivity of your impairment analysis to management's estimates. Describe the assumptions you used, and provide information as to known trends, uncertainties in your estimates, or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

7.   Refer to the third paragraph of page 43. Please explain to readers why your available lines of credit in China are now significantly less than what has been available to you historically. Also disclose how long the $ 265.1 million of lines of credit that were renewed will be available to you. Explain whether you anticipate additional difficulty renewing lines of credit and describe any uncertainties surrounding your ability to access such funds when needed. Please clearly explain any implication from not being able to access these funds or to obtain timely renewals of your credit lines.

The page references in Comments 8 through 14 are to your Proxy Statement filed on April 29, 2008.

Item 11. Executive Compensation

8.   Item 402(k)(3) of Reg. S-K requires a narrative description of any material factors necessary to an understanding of director compensation disclosed in the table required by Item 402(k)(2). On page 17, you write "[f]or further discussion with respect to the Company's policy and procedures relating to equity awards that apply **to non-employee directors and other service providers** (*emphasis supplied*), please see the section entitled "Compensation Discussion and Analysis—Other Considerations—Equity Grant Practices"". However, your disclosure under the referred section, which can be found on pages 32-33,

includes no discussion of the policies and procedures relating to equity awards that apply to non-employee directors and other service providers.

In future filings, please update your disclosure pursuant to your reference on page 17.

9.   On page 23, you disclose that your compensation consultant, Compensia, Inc. developed "tally sheets" that your Compensation Committee used for each named executive officer. Items 402(b)(1)(v) and (vi) require you to describe how you determine the amount of each compensation element, how such elements fit into the overall compensation objectives, and how such elements affect decisions regarding other compensation elements.

In future filings, if a "tally sheet" is used by the Compensation Committee, please disclose what information was on the tally sheet and how such information impacted the Compensation Committee's determination of each compensation element. For further information, please consult the "Staff Observations in the Review of Executive Compensation Disclosure," which can be found at www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

10.   On page 25, you disclose that you will use a secondary peer group of 115 high technology companies that are reported in Radford's High Technology Executive Survey. Item 402(b)(2)(xiv) requires you to disclose the component companies used in any benchmarking.

In future filings, please disclose all companies used in benchmarking.

11.   On page 28, you disclose that you paid non-discretionary cash bonuses in 2007 to Messrs. Christopher and King. Mr. Christopher's bonus of $821,181 was based on 2% of the annual earnings before taxes of the Personal Communications Division. Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element. Footnote (2) to the table on page 28 does not disclose the annual earnings before taxes of the Personal Communication Division.

In future filings, if you continue to use this performance metric for Mr. Christopher, please disclose the annual earnings before taxes of the Personal Communication Division.

12.   On page 27, you disclose that the Compensation Committee considers "MBOs" which include "financial performance goals" and "other operational goals." You, however, do not disclose those performance goals. Similarly, on page 28, you disclose that Mr. King had certain sales targets for 2007: a booking target, a

collections target, and a margin target; all such performance targets are not disclosed. Also, on pages 29-30, you state performance based equity awards are based on each executive achieving certain management objectives including "(i) achievement of corporate financial measures such as bookings, gross margin, revenue, operating profit, cash flow, inventory turns, contribution margin, cost reduction, and cash collections." You also do not disclose those performance targets.

In future filings, please disclose all performance goals and targets the Compensation Committee considers in awarding discretionary and non-discretionary bonuses and the threshold levels that must be reached for payments to be made. *See* Item 402(b)(2)(v). Please also consult the "Staff Observations in the Review of Executive Compensation Disclosure."

If the performance goals or thresholds are not stated in quantitative terms, explain how the Compensation Committee determines the named executive officers' achievement levels for a specific performance measure.

To the extent that you have not disclosed performance goals or threshold levels because you believe the disclosure of such goals and levels could result in competitive harm, you may omit such information. However, if you choose to omit such information in future filings, please provide a detailed analysis in your response letter as to why such goals and levels should be given confidential treatment in future filings.

Also, if you choose not to disclose performance goals or threshold levels in future filings, please discuss in future filings how difficult it would be for the executive or the company to achieve the undisclosed performance goals or thresholds. Here, general statements regarding the level of difficulty or ease associated with achieving the goals or thresholds are not sufficient. In discussing how difficult or easy it will be for an executive or the company to achieve the goals or thresholds, provide as much detail as necessary without providing information that would result in competitive harm.

13. On page 28, you disclose that "no [discretionary] bonuses would be paid to NEOs for 2007."

In future filings, please disclose whether such an event occurred because the NEOs did not achieve their performance goals or whether the Compensation Committee, as mentioned on page 27, applied "negative … discretion to adjust the actual award."

14.   Item 402(j)(1) requires you describe the specific circumstances that would trigger certain payments upon any termination of a named executive officer or change-in-control of the company. On page 44, you use the terms "involuntary termination" and "good reason" and, on page 52, you use the term "cause."

In future filings, please describe more specifically the circumstances that constitute "involuntary termination," "good reason," and "cause."

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Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Bob Bartelmes
Larry Spirgel
Assistant Director